EXHIBIT 99.1

Brookfield Asset Management to Host Fourth Quarter 2024 Results Conference Call

NEW YORK, Jan. 15, 2025 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) will host its fourth quarter 2024 conference call and webcast on Wednesday, February 12, 2025 at 9:00 a.m. ET.

Results will be released that morning prior to 7:00 a.m. ET and will be available on our website at www.bam.brookfield.com/news-events/press-releases.

Participants can join by conference call or webcast:

Conference Call

  Please pre-register by conference call: https://register.vevent.com/register/BIab487036b2504e888095438937381bb3
  Upon registering, you will be emailed a dial-in number, and unique PIN. This process will bypass the operator and avoid the queue.

Webcast

  Please join and register by webcast: https://edge.media-server.com/mmc/p/dsh7ogm5
  Replay of the event is available on the above webcast link for 90 days.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at www.bam.brookfield.com or contact:

Media: Simon Maine Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com